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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

February 9, 2021

VIA EDGAR

Re:	Apria, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed February 3, 2021
File No. 333-252146

Abby Adams, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the offering of shares of its common stock, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) filed February 3, 2021.

In addition, we are providing the following responses to your comment letter, dated February 8, 2021, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Apria.

Registration Statement on Form S-1 filed February 3, 2021

Cover Page

1.	Please remove the marketing graphic immediately following the cover page and preceding the table of contents. See Item 502(a) of Regulation S-K.

In response to the Staff’s comment, Apria has removed the marketing graphic immediately following the cover page and preceding the table of contents.

Exhibits

Exhibit 5.1 - Legal Opinion, page 1

2.

We note the legal opinion is contingent on steps to be taken in accordance with the Master Reorganization Agreement. Please file the form of agreement as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

In response to the Staff’s comment, Apria has filed the form of the Master Reorganization Agreement as Exhibit 10.36 to the registration statement.

Recent Developments

Preliminary Estimated Unaudited Financial Results of Operations for the Year Ended December 31, 2020, page 12

3.

You disclose the estimated range for net income of $41,956,000 to $44,156,000. Please clarify in the filing why the estimated range is more than double the net income for the nine months ended September 30, 2020. Disclose any significant assumptions used to determine your estimated net income range for the year ended December 31, 2020.

In response to the Staff’s comment, Apria has revised the disclosure on page 13 to clarify why its estimated net income for the year ended December 31, 2020 is significantly greater than its net income for the nine months ended September 30, 2020. Apria notes that no significant assumptions were required in order to determine its estimated net income range for the year ended December 31, 2020 and has added disclosure on page 12 to clarify that in preparing the preliminary estimated unaudited results Apria utilized accounting estimates in a manner consistent with those described in its unaudited condensed consolidated financial statements.

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Laura Crotty

Jeanne Bennett

Mary Mast

Apria, Inc.

Daniel J. Starck

Debra L. Morris

Raoul Smyth

Davis Polk & Wardwell LLP

Michael P. Kaplan

Deanna L. Kirkpatrick